August 27, 2010

Via EDGAR (Correspondence) and Courier

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2009
File Number 333-82318

Dear Mr. Rosenberg,

           By telephone call of August 24, 2010, you provided a comment on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our response letter dated August 5, 2010. On behalf of Novo Nordisk A/S (“we” or the “Company”), I have provided a response to your comment below. For ease of reference, we have repeated your comment prior to our response.

SEC Comment:

           Please refer to your response to comment 2. Please provide us with the entire revised disclosure that you propose to include in future filings including the information in response to comment 2 in your response letter dated June 28, 2010. In your revised disclosure, please include the information from your latest response regarding the qualitative and quantitative criteria you use for determining whether a project or group of related projects is significant. Also, please include a statement in the revised disclosure that no individual projects were significant based on the qualitative and quantitative criteria as well as based on total R&D spend during the periods presented.

Our response

In our 2010 Form 20-F and future filings we will revise our disclosure in Item 5 ‘Research and development, patents and licenses, etc.’ to include the below:

On page xx-xx of our 2010 Annual Report we list our clinical development projects grouped by our primary operating segments and development phase.

In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

•  Assessment of the unmet medical need targeted with the specific project;
•  The inherent project risk including the risk of safety issues, unsatisfactory tolerability profile, limitations on the efficacy of the compound;
•  Timeline for completing the clinical testing and submitting an application for approval to regulatory authorities;
•  Regulatory authorities’ position towards approval and drug label;
•  Changes in competitive landscape during the development and approval cycle including competing drugs being developed by others;
•  Changes in medical practice during the development period;
•  Position of payers, the medical society and patients towards treatment with drug and price of drug;
•  Expected uptake in market following launch; and
•  Expected net present value of the project.

In assessing the criteria listed above, and as described in the “Risk management” section on page xx-xx of the 2010 Annual Report, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by the FDA, the European Medicines Agency and similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Given the uncertainties related to the process of product development, during the periods presented in our 2010 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria and/or based on total R&D spend. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group. [The conclusion in this paragraph may change if we end up determining based on the qualitative or quantitative criteria or total R&D spend that a project or group of related projects is considered significant].

In our experience, across our portfolio of development programs approximately 75% of research and development expenditure is spent on clinical development activities and approximately 25% is spent on research activities.

Further, we will revise the R&D risk factors included in the Risk management section of our 2010 Form 20-F filing and future filings to further elaborate on the risks and uncertainties discussed above and to provide specific examples of the likelihood of, and causes for, failure or delay of product initiatives by including the following disclosure:

During each stage of the R&D process, which includes extensive preclinical and clinical trials, as well as elaborate regulatory approval processes, we may encounter serious obstacles which may delay our product initiatives and add substantial expense, or that cause us to abandon a product initiative altogether.

In our experience, there is less than 35% chance for a product candidate in Phase 1 or earlier of our R&D pipeline to ultimately being approved for marketing, while the chance for success is around 40% for Phase 2 product candidates and rises to around 70% for Phase 3, but there remains significant uncertainty regarding the timing and success of the regulatory approval process.

The reasons for delays or failure include, for instance, failure of the product candidate in preclinical studies; difficulties in setting up and conducting, or failure of, clinical trials; problems in completing formulation and other testing and work necessary to support a regulatory approval process; adverse reactions to the product candidate or indications of other safety concerns; insufficient clinical trial data to support the safety or efficacy of the product candidate; inability to manufacture, in a timely and cost-efficient manner, sufficient quantities of the product candidate for development or commercialization activities; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

* * * *

Finally, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to call me at +45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Yours sincerely,

/s/ Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Kurt Anker Nielsen, Chairman of the Audit Committee, Novo Nordisk